EXHIBIT 14.1

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

The Chief Executive Officer and the senior financial officers (including the Chief Financial Officer and Controller) bear a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of Centillium. The Chief Executive Officer and senior financial officers have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the company as a whole that ensures the fair and timely reporting of Centillium’s financial results and condition.

Because of this special role, the Chief Executive Officer and all senior financial officers are bound by the following Code of Ethics, and by accepting the Code of Ethics, each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Centillium files with, or submits to, government agencies and in other public communications.

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage.

•	Share knowledge and maintain skills important and relevant to stakeholder’s needs.

•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.

•	Promptly report to the General Counsel and/or the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Code of Ethics, including any transactions or relationship that reasonably could be expected to give rise to such a conflict.

•	Violations of this Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personal action, including termination of employment. If you believe that a violation of the Code of Ethics has occurred, please contact Centillium’s General Counsel. You may also contact the Audit Committee of the Board of Directors.

It is against Centillium policy to retaliate against any employee for good faith reporting of violations of this Code.